NEWS RELEASE

New York - AG	December 15, 2025
Toronto - AG
Frankfurt - FMV

First Majestic Reports Continued Exploration Success at Santa Elena and
Announces Senior Management Update

New drilling significantly expands the gold and silver mineralization of the Santo Niño and Navidad discoveries

Drilling completed at Luna expected to convert substantial amount of Inferred Mineral Resources to Indicated Mineral Resources

Start of scoping-level studies for Navidad and Santo Niño provide guidance on potential mining strategies

Mani Alkhafaji promoted to President & Chief Corporate Development Officer

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") is pleased to announce the start of preliminary mine planning studies for the Navidad and Santo Niño discoveries located at the Company's Santa Elena Silver/Gold Mine in Sonora, Mexico. Additionally, the Company announces positive exploration drilling results for the Santo Niño and Navidad targets that significantly increase the gold ("Au") and silver ("Ag") mineralization beyond the currently declared 2024 Inferred Resources. Furthermore, drilling in the Luna Zone to the east of the currently producing Ermitaño deposit has successfully infilled portions of the 2024 Inferred Mineral Resources for Santa Elena, and will support the conversion to Indicated Mineral Resource estimates when the Company declares its Mineral Reserves and Mineral Resources for the year-ended December 31, 2025.

Following the encouraging exploration results at Navidad and Santo Niño, the Company is conducting internal scoping-level studies to assess potential underground mining scenarios for the two discoveries. A material handling trade-off study analyzed how to access the Winter-Navidad target and determined that the best access is a straight, approximately 3-kilometre underground ramp with a portal located adjacent to the Santa Elena processing plant. The Santo Niño mineralization presents several promising options for additional access including a potential crosscut from the ramp to Navidad or a new portal situated near the deposit where thick intercepts of high-grade gold and silver are reported within 100 metres ("m") from surface.

Third-party metallurgical testing completed for Santo Niño mineralization indicates that expected metallurgical recoveries for gold and silver are excellent. The testing, conducted during the fall of 2025, was designed to replicate the current mineral processing parameters of the Santa Elena Plant. The results confirm exceptional metallurgical performance, with gold and silver recoveries exceeding 95%, and the mineralization at both Santo Niño and Navidad are compatible with the Santa Elena processing plant.

"The continued success of the exploration program at Santa Elena has prompted the launch of an early-stage scoping level study aimed at defining optimal material handling methods, access to mineralization, mining methods, mining rates, ventilation and dewatering requirements, and ultimately integrating Navidad and Santo Niño to the district's Life of Mine" stated Keith Neumeyer, President & CEO of First Majestic. "As was the case in 2024, we anticipate the 2025 drilling program will translate into significant Inferred Mineral Resource additions for the district. The district continues to demonstrate exceptional potential. In alignment with our organic growth strategy, and partially driven by the increase in available mineralization, the Company has initiated the plant expansion project with the goal of increasing throughput from approximately 3,200 tonnes per day to approximately 3,500 tonnes per day by the end of 2026. This initiative underscores our confidence in the long-term future of the operation."

2025 SANTA ELENA EXPLORATION HIGHLIGHTS

Santo Niño

Drilling at Santo Niño since the discovery announcement in May 2025 has substantially expanded the footprint of gold and silver mineralization. A total of 15,307 m of new drilling was completed over a 32-hole program that has defined extensive mineralization. The gold and silver mineralization identified to date extends greater than 1,100 m by 400 m in strike and dip with the true thickness of mineralization ranging between 2.5 m and 5.0 m. The mineralization remains open to the east.

A maiden Inferred Mineral Resource estimate for Santo Niño is expected to be included in the Company's Annual Information Form for the year ended December 31, 2025, which will be filed at the end of Q1 2026.

Navidad

A total of 10,161 m of drilling has been completed over an 8-hole program in 2025. Drilling at Navidad has returned significant intercepts outside the current Inferred Mineral Resource boundary to the east. Gold and silver mineralization identified to date now extends greater than 1,200 m by 400 m in strike and dip with the true thickness of mineralization averaging between 3.0 m and 4.0 m. The Winter and Navidad mineralization remain open in multiple directions.

Luna

Inferred to Indicated Mineral Resource conversion drilling at the Luna Zone has refined the geologic understanding of the Ermitaño and Aitana veins in the area. Overall assay results and widths are tracking closely to those modelled, with the Company anticipating a high conversion rate. A total of 11,190 m of drilling has been completed over a 33-hole program in 2025.

KEY DRILLING HIGHLIGHTS

Table 1 below presents a selection of drill hole intercepts with significant assay results from drilling at the Santo Niño, Navidad, and Luna targets.

Table 1: Selection of Significant Gold and Silver Drill Hole Intercept Highlights Santo Niño, Navidad, and Luna Targets

Drillhole	Target	From (m)	To (m)	True Width (m)	Metal Grades
					Au (g/t)	Ag (g/t)	AgEq (g/t)
Santo Niño
SE-25-36	Santo Niño Vein	180.8	187.2	6.2	6.30	214	674
SE-25-37	Santo Niño Vein	192.5	197.1	3.7	6.81	124	619
SE-25-45	Vein	262.6	265.9	3.1	5.42	59	520
SE-25-56	Santo Niño Vein	359.2	364.4	3.3	5.82	238	732
SE-25-39	Breccia	273.0	273.7	3.6	5.43	273	743
Navidad
EWUG-25-078	Winter Vein	710.5	721.8	8.0	5.80	126	554
EWUG-25-052	Winter Vein	766.0	776.9	7.7	5.53	67	291
EWUG-25-078	Navidad Vein	1045.1	1054.3	4.6	4.88	50	254
EWUG-25-052	Stockwork	1165.4	1176.5	5.6	1.3	54	253
Luna
EWUG-25-074	Aitana Vein 1	205.2	213.7	5.4	5.04	126	554
EW-25-397	Aitana Vein	362.2	375.0	9.1	2.63	67	291
EW-25-393	Vein	392.5	405.4	9.9	2.39	50	254
EW-25-399	Aitana Vein	312.9	323.9	9.6	3.04	54	253
EWUG-25-073	Aitana Vein 1	284.8	296.9	6.1	1.96	57	223

DISTRICT EXPLORATION

Exploration across the Santa Elena District continues to yield positive results across multiple targets (Figure 1). During 2025, a total of 64,000 m of exploration drilling were planned and the Company has completed approximately 66,800 m to date, reflecting a decision to increase the targeted metres in a context of exploration success and the Company's overarching growth strategy.

Figure 1: Santa Elena District Map Highlighting Santo Niño, Navidad and Luna Target Areas. Plan View.

Santo Niño

Drilling is ongoing at the Santo Niño target with 15,307 m completed over 32 drill holes during the second half of 2025 for a total of 26,973 m during the year. The drilling significantly expanded the known mineralization and delineated the existence of a main vein (Santo Niño vein) striking roughly east/west with moderate to high angle dip to the north (Figure 2). Mineralized secondary veins and breccias in the hanging and footwalls were also identified in some drill holes. The epithermal vein deposits consist of grey to pink, banded and/or bladed quartz and quartz vein stockwork that locally contain visible silver sulphides.

Figure 2: Santo Niño Vein Discovery Details. (Vertical Cross-Section of the Santo Niño Vein Looking North Showing Vein Thickness and New Drillhole Intersections in Red. Full Projection of Santa Elena Mine Located ~ 1 km North for Reference in the Background.

Significant gold and silver mineralization intersected within the Santo Niño vein currently extends 1,100 m by 400 m along strike and dip and the mineralization averages 4.0 m in thickness ranging from 0.8 m to 16.0 m (Figure 2 and Figure 3).

Independent third-party metallurgical tests demonstrate robust gold and silver recovery rates for the Santo Niño mineralization, exceeding 95%. These results confirm deposit compatibility with Santa Elena's existing processing infrastructure.

Figure 3: Santo Niño Vein Long Section Looking North with Significant Intercepts

Navidad

Exploration drilling in the second half of 2025 has further expanded the Navidad-Winter vein systems and delivered high gold and silver assay grades to the east (Figure 4 and Figure 5). Step-out holes have now traced the combined structure for 1.2 km along strike and 400 m down-dip, confirming the lateral continuity of high-grade mineralization.

Figure 4: Winter Vein Long Section Looking Northwest with Significant Intercepts

Figure 5: Navidad Vein Long Section Looking Northwest with Significant Intercepts

Luna

A total of 11,190 m of infill drilling across 33 holes has been completed in 2025 for the Luna Zone of the Ermitaño vein system. Drilling took place from a new underground access ramp and from surface. As a result, the geologic understanding of the Luna portion of the Ermitaño ore body has been greatly enhanced defining a truncation of the Ermitaño vein by the northwest-trending Aitana vein (eastern extension, Figure 6). The drilling is providing geometry, volume and assay results that will be used to convert Inferred Mineral Resources to Indicated Mineral Resources and ultimately to optimize mine development. Precious metal grades and significant intercept thicknesses are tracking closely to those modeled.

Figure 6: Luna Zone Long Section Looking North with Significant Intercepts

A summary of significant high-grade assay results from exploration drilling completed at Santa Elena during the second half of 2025 are provided in Table 2, Table 3 and Table 4 below.

Table 2: Summary of Significant Gold and Silver Drill Hole Intercepts at Santo Niño

Drillhole	Target	Target Type	Significant Intercept
			From (m)	To (m)	True Length (m)	Au (g/t)	Ag (g/t)	AgEq (g/t)
SE-25-26	Santo Niño Vein	Resource addition	466.70	468.15	1.36	2.44	95	303
SE-25-28	Santo Niño Vein	Resource addition	492.30	494.25	1.60	2.95	86	337
SE-25-29	Breccia	Resource addition	430.20	432.95	1.77	0.67	53	110
SE-25-29	Santo Niño Vein	Resource addition	461.00	463.10	1.48	1.75	202	351
SE-25-30	Santo Niño Vein	Resource addition	507.15	508.80	1.50	2.40	28	233
SE-25-32	Breccia	Resource addition	637.85	640.00	1.38	0.91	72	150
SE-25-32	Santo Niño Vein	Resource addition	649.75	653.45	2.83	0.71	87	148
SE-25-33	Breccia	Resource addition	515.65	519.60	2.27	0.94	122	202
SE-25-34	Vein	Resource addition	457.05	459.90	1.83	0.85	81	153
SE-25-36	Santo Niño Vein	Resource addition	180.80	187.20	6.18	6.30	77	613
SE-25-36	Include 1	Resource addition	182.90	184.25	1.30	15.81	183	1527
SE-25-37	Santo Niño Vein	Resource addition	192.50	197.05	3.73	6.81	157	736
SE-25-37	Include 1	Resource addition	195.05	196.30	1.02	9.69	390	1213
SE-25-38	Santo Niño Vein	Resource addition	226.80	232.55	4.71	2.13	97	278
SE-25-39	Breccia	Resource addition	273.00	283.45	3.57	5.43	59	520
SE-25-39	Include 1	Resource addition	273.00	273.65	0.22	36.10	291	3360
SE-25-39	Santo Niño Vein	Resource addition	295.60	305.85	6.59	1.19	23	124
SE-25-40	Breccia	Resource addition	196.55	198.50	1.49	1.11	44	138
SE-25-41	Santo Niño Vein	Resource addition	267.50	268.95	1.26	1.12	16	111
SE-25-43	Santo Niño Vein	Resource addition	288.00	290.00	1.88	2.00	39	208
SE-25-45	Breccia	Resource addition	242.90	247.00	1.40	2.93	87	336
SE-25-45	Include 1	Resource addition	242.90	243.55	0.22	16.10	360	1729
SE-25-45	Breccia	Resource addition	252.95	255.50	1.08	0.94	82	162
SE-25-45	Vein	Resource addition	262.60	265.90	3.10	5.42	214	674
SE-25-45	Vein	Resource addition	284.50	286.15	1.35	0.86	65	138
SE-25-45	Santo Niño Vein	Resource addition	292.40	296.75	2.18	0.60	73	123
SE-25-45	Vein	Resource addition	308.25	310.20	1.25	0.83	63	133
SE-25-45	Vein	Resource addition	312.35	314.10	1.12	1.12	133	228
SE-25-50	Santo Niño Vein	Resource addition	168.20	173.30	3.61	1.14	58	155
SE-25-52	Santo Niño Vein	Resource addition	309.65	312.50	1.83	1.00	102	187
SE-25-56	Santo Niño Vein	Resource addition	359.20	364.40	3.34	5.82	124	619
SE-25-56	Include 1	Resource addition	361.10	361.65	0.35	21.30	277	2088

Table 3: Summary of Significant Gold and Silver Drill Hole Intercepts at Navidad

Drillhole	Target	Target Type	Significant Intercept
			From (m)	To (m)	True Length (m)	Au (g/t)	Ag (g/t)	AgEq (g/t)
EWUG-25-052	Vein	Resource addition	572.80	575.75	1.48	1.69	24	168
EWUG-25-052	Winter Vein	Resource addition	765.95	776.85	7.71	5.53	273	743
	Include	Resource addition	766.95	767.60	0.46	22.23	478	2368
EWUG-25-052	Vnlts	Resource addition	816.85	820.10	1.86	0.38	326	359
EWUG-25-052	Vnlts	Resource addition	930.35	932.55	1.26	1.78	23	174
EWUG-25-052	Navidad Vein	Resource addition	956.30	958.60	1.32	2.55	165	383
EWUG-25-052	Vnlts	Resource addition	1125.65	1128.25	1.30	2.20	155	342
EWUG-25-052	Navidad Vein	Resource addition	1136.20	1140.30	2.05	2.04	210	384
EWUG-25-052	Vnlts	Resource addition	1143.60	1146.10	1.43	0.93	68	147
EWUG-25-052	Stockwork	Resource addition	1165.35	1176.50	5.58	1.33	93	206
EWUG-25-078	Vein	Resource addition	558.40	560.75	1.18	1.94	18	183

Drillhole	Target	Target Type	Significant Intercept
			From (m)	To (m)	True Length (m)	Au (g/t)	Ag (g/t)	AgEq (g/t)
EWUG-25-078	Winter Vein	Resource addition	710.45	721.75	7.99	5.80	238	732
	Include 1	Resource addition	710.45	710.80	0.25	16.01	748	2109
	Include 2	Resource addition	712.35	713.10	0.53	19.43	283	1934
	Include 3	Resource addition	714.35	714.80	0.32	16.82	1039	2469
EWUG-25-078	Vnlts	Resource addition	726.00	728.55	1.46	1.80	33	186
EWUG-25-078	Vnlts	Resource addition	745.25	748.00	1.58	1.98	52	221
EWUG-25-078	Stockwork	Resource addition	1038.60	1043.90	1.81	1.37	81	198
EWUG-25-078	Navidad Vein	Resource addition	1045.05	1054.30	4.63	4.88	321	736
EW-25-394	Winter Vein	Resource addition	885.35	889.40	2.32	3.80	25	348
EW-25-394	Vein	Resource addition	967.60	970.20	1.49	3.51	31	329
EW-25-394	Vnlts	Resource addition	1006.20	1010.10	1.65	2.45	22	230
EW-25-394	Navidad Vein	Resource conversion	1091.15	1093.35	1.41	0.86	72	145

Table 4: Summary of Significant Gold and Silver Drill Hole Intercepts at Luna

Drillhole	Target	Target Type	Significant Intercept
			From (m)	To (m)	True Length (m)	Au (g/t)	Ag (g/t)	AgEq (g/t)
EW-25-393	Ermitaño Vein	Resource conversion	392.45	405.40	9.92	2.39	50	254
EW-25-393	Aitana Vein 1	Resource conversion	412.15	420.00	6.01	1.17	40	139
EW-25-393	Aitana Vein 2	Resource conversion	424.90	426.65	1.34	1.62	53	190
EW-25-393	Vein	Resource conversion	445.20	450.35	2.95	0.25	434	455
EW-25-393	Include	Resource conversion	447.40	448.20	0.46	0.29	1302	1327
EW-25-396	Aitana Vein	Resource conversion	377.00	382.60	4.29	1.16	53	152
EW-25-396	Ermitaño Vein 1	Resource conversion	390.45	392.40	1.49	1.37	55	172
EW-25-396	Ermitaño Vein 2	Resource conversion	395.25	396.65	1.07	1.24	28	133
EW-25-397	Aitana Vein	Resource conversion	362.20	375.00	9.05	2.63	67	291
EW-25-398	Aitana Vein	Resource conversion	325.50	335.60	7.14	2.58	33	252
EW-25-398	Vnlts	Resource conversion	342.10	344.80	1.91	1.24	22	128
EW-25-399	Aitana Vein	Resource conversion	312.85	323.90	9.57	3.04	54	253
EW-25-400	Aitana Vein 1	Resource conversion	369.00	372.85	2.95	1.34	24	137
EW-25-400	Aitana Vein 2	Resource conversion	375.25	381.20	4.56	2.27	68	261
EW-25-402	Aitana Vein	Resource conversion	362.30	368.55	4.02	1.47	11	136
EW-25-403-A	Aitana Vein	Resource conversion	373.60	382.80	3.89	2.56	33	250
EW-25-403-A	Include	Resource conversion	379.80	380.25	0.19	15.64	110	1439
EW-25-403-A	Vein	Resource conversion	386.00	393.15	3.02	2.36	72	273
EW-25-405	Vein	Resource conversion	322.05	326.65	3.25	2.28	31	224
EW-25-405	Aitana Vein	Resource conversion	345.80	349.50	2.12	2.79	56	293
EW-25-405	Vnlts	Resource conversion	352.65	355.55	1.66	1.57	16	150
EW-25-406	Ermitaño Vein	Resource conversion	354.15	359.80	5.12	1.18	59	159
EWUG-25-054	Ermitaño Vein 1	Resource conversion	157.85	159.00	1.04	1.31	50	161
EWUG-25-054	Ermitaño Vein 2	Resource conversion	164.65	166.25	1.58	0.94	36	116
EWUG-25-054	Vnlts	Resource conversion	171.60	173.50	1.46	0.90	58	135
EWUG-25-054	Aitana Vein	Resource conversion	250.70	252.30	1.50	1.18	22	123
EWUG-25-055	Vnlts	Resource conversion	337.00	339.70	1.91	1.79	27	179
EWUG-25-055	Vein	Resource conversion	350.50	353.10	1.10	3.73	54	371
EWUG-25-055	Aitana Vein 1	Resource conversion	356.90	363.45	5.67	1.61	37	174
EWUG-25-055	Aitana Vein 2	Resource conversion	369.00	372.80	3.29	1.61	38	175
EWUG-25-055	Aitana Vein 3	Resource conversion	375.00	381.65	5.76	1.59	10	145
EWUG-25-056	Ermitaño Vein 1	Resource conversion	150.20	152.85	1.87	1.56	48	181
EWUG-25-056	Ermitaño Vein 2	Resource conversion	155.55	160.65	3.61	1.11	49	144
EWUG-25-056	Vnlts	Resource conversion	214.65	216.75	1.61	1.35	14	129
EWUG-25-056	Aitana Vein	Resource conversion	249.15	250.45	1.22	1.47	26	151
EWUG-25-058	Vnlts	Resource conversion	166.55	168.10	1.00	1.67	13	156

Drillhole	Target	Target Type	Significant Intercept
			From (m)	To (m)	True Length (m)	Au (g/t)	Ag (g/t)	AgEq (g/t)
EWUG-25-058	Aitana Vein	Resource conversion	175.50	188.20	8.16	1.35	41	156
EWUG-25-059	Vnlts	Resource conversion	133.50	135.30	1.69	3.04	50	308
EWUG-25-060	Vein	Resource conversion	116.80	118.20	1.32	1.46	53	176
EWUG-25-060	Vein	Resource conversion	155.25	156.60	1.11	1.50	119	247
EWUG-25-060	Vein	Resource conversion	158.20	161.00	2.29	1.11	51	146
EWUG-25-060	Aitana Vein	Resource conversion	181.10	183.85	2.66	3.00	59	314
EWUG-25-062	Vein	Resource conversion	136.70	138.50	1.56	1.41	72	191
EWUG-25-062	Aitana Vein	Resource conversion	171.90	177.90	3.86	1.84	38	195
EWUG-25-062	Vein	Resource conversion	185.80	188.60	1.80	1.30	20	131
EWUG-25-064	Aitana Vein	Resource conversion	210.20	215.85	4.89	2.13	70	251
EWUG-25-065	Ermitaño Vein	Resource conversion	123.80	125.15	1.03	1.35	56	171
EWUG-25-065	Vnlts	Resource conversion	150.50	154.80	3.29	1.62	32	170
EWUG-25-065	Aitana Vein	Resource conversion	160.60	163.45	2.33	1.33	14	127
EWUG-25-066	Ermitaño Vein	Resource conversion	130.25	134.40	2.08	0.95	35	115
EWUG-25-066	Aitana Vein	Resource conversion	203.90	205.35	1.36	1.09	49	141
EWUG-25-068	Ermitaño Vein	Resource conversion	114.25	116.05	1.38	2.29	91	286
EWUG-25-071	Aitana Vein	Resource conversion	179.00	184.80	4.10	1.55	59	190
EWUG-25-072	Aitana Vein 1	Resource conversion	253.45	261.10	4.39	1.40	54	173
EWUG-25-072	Aitana Vein 2	Resource conversion	264.60	267.60	1.72	0.18	227	242
EWUG-25-073	Aitana Vein 1	Resource conversion	284.80	296.90	6.05	1.96	57	223
EWUG-25-073	Include	Resource conversion	285.85	286.20	0.17	14.13	301	1502
EWUG-25-073	Aitana Vein 2	Resource conversion	299.45	303.90	2.22	1.68	40	183
EWUG-25-073	Aitana Vein 3	Resource conversion	309.00	311.00	1.00	1.19	24	125
EWUG-25-074	Aitana Vein	Resource conversion	205.20	213.65	5.43	5.04	126	554
EWUG-25-074	Include	Resource conversion	206.80	207.50	0.45	13.40	234	1373
EWUG-25-075	Aitana Vein 1	Resource conversion	309.75	316.95	3.04	1.53	22	152
EWUG-25-075	Aitana Vein 2	Resource conversion	321.95	324.90	1.25	0.72	814	876
EWUG-25-075	Include	Resource conversion	324.10	324.60	0.21	0.82	4441	4510
EWUG-25-076	Vein	Resource conversion	172.60	174.00	1.07	2.10	37	216
EWUG-25-076	Vein	Resource conversion	181.95	183.95	1.88	1.97	73	240
EWUG-25-076	Aitana Vein	Resource conversion	191.20	197.65	6.06	1.46	59	183
EWUG-25-077	Ermitaño Vein	Resource conversion	285.60	292.30	4.31	1.58	46	181
EWUG-25-079	Aitana Vein	Resource conversion	284.70	295.00	4.35	1.26	31	138

Notes:

  All holes are Diamond Drill Core; AgEq grade = Ag grade (g/t) + [Au (g/t) * 85].
  From and To length indicated in metres, true width of the intercept is calculated per drill hole and vein angles.
  See Appendix for details regarding drill hole locations, sample type, azimuth, dip and total depth.
  Gold and silver drill hole significant intercepts were composited using the length weighted averages of uncapped sample assays, a 110 g/t AgEq minimum grade (Cut-off-Grade, "COG") for Santo Niño, 115 g/t AgEq minimum grade for Luna and 145 g/t AgEq minimum grade for Navidad; minimum composite length of 1.0 m (true width). A maximum of 1.0 m below the minimum grade cut-off was allowed as internal dilution. Where necessary to achieve minimum length, a single sample below the COG but grading >75g/t AgEq was allowed to be composited for short intervals.
  Where present, single samples or intercepts with assay results higher than 1000 g/t Ag and/or 10 g/t Au are highlighted as "Include" in each intercept.

First Majestic's drilling programs follow established Quality Assurance, Quality Control ("QA/QC") insertion protocols with standards, blanks, and duplicates introduced into the sample-stream. After geological logging, all drill core samples are cut in half. One half of the core is submitted to the laboratory for analysis, and the remaining half core is retained on-site for verification and reference purposes or for future metallurgical testing.

Core samples were submitted to the SGS laboratory (ISO/IEC 17025:2017) and to the First Majestic Central laboratory (Central laboratory) (ISO 9001:2015). At SGS, gold is analyzed by 50 g fire assay atomic absorption finish (GE-FAA50V5). Results above 10 g/t gold are analyzed by 50 g fire assay gravimetric finish (GO-FAG50V). Silver is analyzed by 3-acid digest atomic absorption finish (GE-AAS33E50). Results above 100 g/t silver are analyzed by 50 g fire assay gravimetric finish (GO-FAG57V). At Central laboratory, gold is analyzed by 30g fire assay atomic absorption finish (AU-AA13). Results above 10 g/t are analyzed by 30 g fire assay gravimetric finish (ASAG-14). Silver is analyzed by 3-acid digestion atomic absorption finish (AAG-13). Results above 100 g/t are analyzed by 30 g fire assay gravimetric finish (ASAG-14, ASAG-13).

Core samples from Santo Niño were subjected to bottle roll cyanidation tests at the SGS laboratory (ISO/IEC 17025:2017) under conditions replicating those of the Santa Elena Unit processing plant, including the 40 µm HIGmill product target. The methods used to analyze the products of these tests were GE_FAA3OV5, GE_AAS33E50, GL_AA582T.

For further information concerning QA/QC and data verification matters, key assumptions, parameters, and methods used by the Company to estimate Mineral Reserves and Mineral Resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of Mineral Reserves and Mineral Resources, see the Company's most recently filed Annual Information Form available under the Company's SEDAR+ profile at www.sedarplus.ca and the Company's Annual Report on Form 40-F for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.

SENIOR MANAGEMENT UPDATE

As part of First Majestic's continued growth strategy and ongoing succession planning, the Company is pleased to announce the appointment of Mani Alkhafaji, current Vice-President of Corporate Development & Investor Relations, to the new role of President & Chief Corporate Development Officer, effective January 1, 2026.  Keith Neumeyer will continue to serve as President & Chief Executive Officer of First Majestic until the end of this year, and as Chief Executive Officer of First Majestic from January 1, 2026 onwards.

"I am pleased to announce the promotion of Mani to President & Chief Corporate Development Officer. I believe it is another important step in First Majestic's transition into a more mature and globally leading primary silver-producing company. Mani's leadership and expertise were instrumental in First Majestic's acquisition of Gatos Silver in January 2025, and he is well-positioned to drive our continued growth and success. With over a decade of experience at First Majestic, Mani has held several senior roles at the Company including Director, Operational and Cost Analysis, General Manager - Jerritt Canyon, Director, Internal Audit, Vice-President, Business Planning & Procurement, and most recently, Vice-President, Corporate Development & Investor Relations, and as a result, Mani has significant experience and knowledge regarding the key areas of First Majestic's business" said Keith Neumeyer, President & CEO of First Majestic. "I look forward to continuing to lead First Majestic as CEO, with the support of Mani and the rest of our senior leadership team."

QUALIFIED PERSONS

Gonzalo Mercado, P. Geo., the Company's Vice-President, Exploration & Technical Services and a "Qualified Person" as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), has reviewed and approved the scientific and technical information contained in this news release. Mr. Mercado has verified the exploration data contained in this news release, including the sampling, analytical and test data underlying such information.

Hector Mezquita, the Company's, Vice-President, Metallurgy & Innovation, and a "Qualified Person" as defined under NI 43-101, has reviewed and approved the scientific and technical information contained in this news release related to metallurgical testing.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public.  Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the conversion of Inferred Mineral Resources to Indicated Mineral Resources at Santa Elena when the Company declares its Mineral Reserves and Mineral Resources for the year-ended December 31, 2025; expected metallurgical recoveries for gold and silver from Santo Niño mineralization; the Company's anticipation that the 2025 drilling program at Santa Elena will translate into significant Inferred Mineral Resource additions for the district; the Company's goal of increasing the throughput of the plant at Santa Elena to 3,500 tonnes per day by the end of 2026; and the timing for declaring a maiden Inferred Mineral Resource estimate for the Santo Niño discovery. Assumptions may prove to be incorrect and actual results and future events may differ materially from those anticipated. As such, investors are cautioned not to place undue reliance upon forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements". Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: material adverse changes; general economic conditions including inflation risks; labour relations; relations with local communities; changes in national or local governments; exchange rate fluctuations; environmental risks; requirements for additional capital; outcomes of pending litigation; unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations as well as those factors discussed in the section entitled "Description of Business - Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca and in the Company's Annual Report on Form 40-F for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

APPENDIX - DRILL HOLE DETAILS

Table A1: Drill Hole Collar Location, Sample Type, Azimuth, Dip and Total Depth from Santo Niño

Drillhole	East	North	Elev	Azimuth	Dip	Depth (m)	Type
SE-25-26	581,513	3,320,378	837	180	-44	558	Core
SE-25-28	581,512	3,320,378	837	195	-47	584	Core
SE-25-29	581,305	3,320,292	813	238	-54	516	Core
SE-25-30	581,513	3,320,379	837	171	-52	576	Core
SE-25-32	581,800	3,320,348	784	176	-71	700	Core
SE-25-33	581,304	3,320,293	813	249	-55	600	Core
SE-25-34	581,305	3,320,293	813	240	-63	630	Core
SE-25-36	581,177	3,320,195	770	189	-43	261	Core
SE-25-37	581,176	3,320,196	770	212	-45	260	Core
SE-25-38	581,176	3,320,197	770	239	-50	281	Core
SE-25-39	581,437	3,320,173	819	186	-62	360	Core
SE-25-40	581,095	3,320,165	771	216	-48	342	Core
SE-25-41	581,436	3,320,173	820	202	-52	354	Core
SE-25-43	581,436	3,320,174	819	220	-51	348	Core
SE-25-45	580,973	3,320,359	748	177	-43	400	Core
SE-25-50	581,267	3,320,129	778	179	-52	219	Core
SE-25-52	580,972	3,320,358	748	192	-48	393	Core
SE-25-56	581,306	3,320,292	813	206	-50	404	Core

Table A2: Drill Hole Collar Location, Sample Type, Azimuth, Dip and Total Depth from Navidad

Drillhole	East	North	Elev	Azimuth	Dip	Depth (m)	Type
EWUG-25-052	583,667	3,319,415	603	134	-70	1209	Core
EWUG-25-053	583,638	3,319,413	604	195	-74	777	Core
EWUG-25-057	583,892	3,319,591	650	175	-65	1190	Core
EWUG-25-070	583,891	3,319,591	651	201	-68	1362	Core
EWUG-25-078	583,616	3,319,502	579	155	-65	1175	Core
EW-25-394	582,913	3,319,502	917	160	-59	1455	Core

Table A3: Drill Hole Collar Location, Sample Type, Azimuth, Dip and Total Depth from Luna Zone

Drillhole	East	North	Elev	Azimuth	Dip	Depth (m)	Type
EWUG-25-054	584,610	3,319,625	574	29	-1	285	Core
EWUG-25-055	584,723	3,319,661	561	86	-7	432	Core
EWUG-25-056	584,611	3,319,624	574	36	3	288	Core
EWUG-25-058	584,771	3,319,648	557	24	-3	234	Core
EWUG-25-059	584,748	3,319,648	557	24	-10	282	Core
EWUG-25-060	584,772	3,319,648	558	47	9	228	Core
EWUG-25-061	584,747	3,319,648	557	12	-8	276	Core
EWUG-25-062	584,771	3,319,648	557	38	-4	254	Core
EWUG-25-063	584,746	3,319,647	557	7	0	251	Core
EWUG-25-064	584,770	3,319,648	557	32	-11	270	Core
EWUG-25-065	584,747	3,319,648	558	27	11	203	Core
EWUG-25-066	584,745	3,319,648	557	350	3	287	Core
EWUG-25-067	584,770	3,319,648	557	33	-17	282	Core
EWUG-25-068	584,746	3,319,648	558	4	13	209	Core
EWUG-25-069	584,769	3,319,649	557	51	-13	248	Core
EWUG-25-071	584,772	3,319,647	558	65	2	284	Core
EWUG-25-072	584,767	3,319,586	557	67	1	338	Core
EWUG-25-073	584,766	3,319,585	557	71	-3	405	Core
EWUG-25-074	584,772	3,319,647	557	67	-8	254	Core
EWUG-25-075	584,767	3,319,585	557	80	-4	390	Core
EWUG-25-076	584,771	3,319,647	557	57	-7	290	Core

Drillhole	East	North	Elev	Azimuth	Dip	Depth (m)	Type
EWUG-25-077	584,766	3,319,585	557	75	-11	423	Core
EWUG-25-079	584,766	3,319,586	557	77	2	366	Core
EW-25-393	584,932	3,319,968	922	189	-60	462	Core
EW-25-396	584,985	3,319,844	931	177	-63	477	Core
EW-25-397	584,983	3,319,845	932	206	-67	476	Core
EW-25-398	584,983	3,319,845	931	200	-63	435	Core
EW-25-399	584,983	3,319,844	931	200	-59	407	Core
EW-25-400	584,984	3,319,844	931	185	-61	419	Core
EW-25-402	584,985	3,319,843	931	180	-57	455	Core
EW-25-403-A	584,983	3,319,845	931	234	-62	431	Core
EW-25-405	584,984	3,319,844	931	223	-63	420	Core
EW-25-406	584,983	3,319,844	931	229	-57	429	Core

Notes:

  All drill hole collar coordinates are determined using total station equipment after hole completion with UTM WGS84, Zone 13 (metres) as the reference system.